RSA, a Leading Insurance Group, Goes Live with
Sapiens Reinsurance

Holon, Israel – March 2, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced the successful go-live of Sapiens Reinsurance at Royal and Sun Alliance (RSA) – one of the world’s leading multi-national general insurance groups, serving customers in around 140 countries. Sapiens Reinsurance, a comprehensive reinsurance business management and accounting solution, is now managing a large part of RSA’s reinsurance arrangements.

RSA has replaced several of its Legacy IT systems to improve management and control of its external and internal reinsurance, and provide comprehensive accounting management. With the enhanced functionality provided by Sapiens Reinsurance, RSA now benefits from a single repository for all information, with support for operational reporting, accounts management, risk and financial exposure. Sapiens and RSA are continuing to work together to develop management information to support business analytics, statutory reporting and compliance.

Sapiens Reinsurance is also providing support for business process management via automated workflow activities and user-defined business rules with full audit trail for all transactions.

“This project was one of Sapiens’ largest reinsurance delivery undertakings and it included extensive historical data migration and fully hosted services. We thank RSA and its business teams for making this complex implementation journey a reality – our close partnership was instrumental in the successful outcome,” said Raj Ghuman, vice president of sales and operations, Sapiens Reinsurance.

About Royal and Sun Alliance (RSA)

With a 300 year heritage, RSA is one of the world’s leading multinational quoted insurance groups. We have major operations in the UK, Ireland, Scandinavia and Canada with the capability to write business in around 140 countries. Focusing on general insurance, we have around 18,000 employees and, in 2014, our net written premiums were £7.5 billion. For more information: http://www.rsagroup.com/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com